EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2008	2007	2006	2005	2004
	in millions
Earnings
Earnings before income taxes and minority interests	$1,178	$1,169	$1,083	$798	$432
Add:
Fixed charges	94	98	134	144	142
Amortization of capitalized interest	3	6	5	5	4
Distributed income of equity investees	186	107	75	110	60
Less:
Equity in earnings of investees	(231)	(192)	(119)	(109)	(99)
Capitalized interest	(6)	(1)	(4)	(2)	—
Earnings before fixed charges	$1,224	$1,187	$1,174	$946	$539

Fixed charges
Interest expense	$42	$58	$96	$109	$111
Capitalized interest	6	1	4	2	—
Amortization of debt discount	2	1	1	2	4
Interest portion of rental expense(1)	44	38	33	31	27
Total fixed charges	$94	$98	$134	$144	$142

Ratio of earnings to fixed charges	13.0	12.1	8.8	6.6	3.8

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.